FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2019

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

111 Córdoba Av, C1054AAA

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

TABLE OF CONTENTS

Item

1.	BBVA Argentina reports consolidated third quarter earnings for fiscal year 2019.

Banco BBVA Argentina S.A announces results for

the third quarter of 2019

Buenos Aires, November 7, 2019 – Banco BBVA Argentina S.A (NYSE; BYMA; MAE: BBAR; LATIBEX: XBBAR) (“BBVA Argentina” or “BBVA” or the “Bank”) announced today its consolidated results for the third quarter (3Q19), ended on September 30th 2019.

3Q19 Highlights

•

BBVA Argentina’s net income totaled $11.1 billion in 3Q19. This result was 63.8% higher than the $6.8 billion posted on the second quarter 2019 (2Q19) and 264.6% higher than the $3.0 billion posted on the third quarter 2018 (3Q18).

•	On 3Q19, BBVA Argentina posted an average return on assets (ROAA) of 11.0% and an average return on equity (ROAE) of 81.3%

•

On 3Q19 BBVA Argentina’s consolidated financing to the private sector totaled $211.8 billion, increasing $27.1 billion or 14.7% compared to 2Q19, and increasing 22.5% or $38.9 billion compared to 3Q18. In the quarter, growth was mainly driven by overdrafts, documents, and credit cards, growing 83.4%, 17.2%, and 11.6%, respectively. BBVA consolidated market share was 8.13% as of 3Q19.

•	Total deposits decreased 3.8% in the quarter, but increased 11.0% compared to 3Q18. BBVA consolidated market share of private deposits was 7.14% as of 3Q19.

•	As of 3Q19, the asset quality ratio (measured as non-performing loans over total financing) reached 3.31% with a coverage ratio of 105.08%.

•	The accumulated efficiency ratio reached 35.6%, improving from the 47.2% ratio posted at 3Q18.

•

As of 3Q19, BBVA Argentina reached a consolidated capital ratio of 17.1%, implying a $26.2 billion excess (109.0%) over the minimum regulatory requirement. The Tier I ratio was 16.4%. Liquid assets represented 61.7% of the bank’s deposits on 3Q19.

3Q19 Conference Call

November 8, 2019, 1:00 pm Argentine time, – (11:00 am EST)

Dial-in:

+ 54-11-3984-5677 (Argentina)

+ 1-844-450-3851 (USA Toll-free)

+ 1 412-317-6373 (International)

Conference ID: BBVA

Webcast & Replay: LINK

Replay: The replay will be available until November 15th, 2019

Disclaimer

This press release contains certain forward-looking statements that reflect the current views and/or expectations of Banco BBVA Argentina and its management with respect to its performance, business and future events. We use words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “seek,” “future,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this release. Actual results, performance or events may differ materially from those in such statements due to, without limitation, (i) changes in general economic, financial, business, political, legal, social or other conditions in Argentina or elsewhere in Latin America or changes in either developed or emerging markets, (ii) changes in regional, national and international business and economic conditions, including inflation, (iii) changes in interest rates and the cost of deposits, which may, among other things, affect margins, (iv) unanticipated increases in financing or other costs or the inability to obtain additional debt or equity financing on attractive terms, which may limit our ability to fund existing operations and to finance new activities, (v) changes in government regulation, including tax and banking regulations, (vi) changes in the policies of Argentine authorities, (vii) adverse legal or regulatory disputes or proceedings, (viii) competition in banking and financial services, (ix) changes in the financial condition, creditworthiness or solvency of the customers, debtors or counterparties of Banco BBVA Argentina, (x) increase in the allowances for loan losses, (xi) technological changes or an inability to implement new technologies, (xii) changes in consumer spending and saving habits, (xiii) the ability to implement our business strategy and (xiv) fluctuations in the exchange rate of the Peso. The matters discussed herein may also be affected by risks and uncertainties described from time to time in Banco BBVA Argentina’s filings with the U.S. Securities and Exchange Commission (SEC) and Comision Nacional de Valores (CNV). Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as the date of this document. Banco BBVA Argentina is under no obligation and expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Presentation of the information

This earnings release has been prepared in accordance with the accounting framework established by the Central Bank of Argentina (“BCRA”), based on International Financial Reporting Standards (“I.F.R.S.”) and the resolutions adopted by the International Accounting Standards Board (“I.A.S.B”) and by the Federación Argentina de Consejos Profesionales de Ciencias Económicas (“F.A.C.P.E.”) with the temporary exception of (i) Expected losses of IFRS 9 “Financial Instruments”, which will be applicable for the fiscal year beginning on or after January 1st, 2020 (ii) IAS 29 “Financial Reporting in Hyperinflationary Economies”, which will be applicable for the fiscal year beginning on or after January 1st, 2020, (iii) the recording of a contingency provision relating to the uncertainty of certain tax positions required by the BCRA, and (iv) the valuation adjustment established by the BCRA applied to the valuation of the remaining stake maintained by the Bank in Prisma Medios de Pago S.A. (Prisma).

The information in this press release contains unaudited financial information that consolidates, line item by line item, all of the banking activities of BBVA Argentina (Francés Valores, Francés Asset Management and Consolidar AFJP-undergoing liquidation proceeding). As of the first quarter of 2018, the Bank’s share interest in PSA Finance Argentina Cía. Financiera (PSA) was no longer disclosed on a consolidated basis but was recorded as Investments in associates (reported under the proportional consolidation method), and the corresponding results were reported as “Income from associates”, as with Rombo Compañia Financiera (Rombo). As of September 25, 2018, the Bank’s share interest in Volkswagen Financial Services (VWFS) was no longer disclosed on a consolidated basis. As of July 1st 2019 the Bank returns to report the activity of PSA, Rombo and VWFS on a consolidated basis with BBVA Argentina.

BBVA Consolidar Seguros S.A. is disclosed on a consolidated basis recorded as Investments in associates (reported under the proportional consolidation method), and the corresponding results are reported as “Income from associates”).

The information published by the BBVA Group for Argentina is prepared according to IFRS, without considering the temporary exceptions established by BCRA.

Quarterly results

Income Statement	BBVA ARG consolidated			Chg%		Proforma (2) 3Q19
In millions $ except EPS and ADS	3Q19	2Q19	3Q18	QoQ	YoY
Net Interest Income	15,611	13,036	6,811	19.8%	129.2%	14,849
Net Fee Income	1,564	1,944	1,758	(19.5%)	(11.0%)	1,625
Net income/loss from measurement of financial instruments at fair value	1,432	2,115	323	(32.3%)	343.3%	1,225
Net loss from write-down of assets at amortized cost and at fair value through OCI	3	(36)	13	108.3%	(76.9%)	4
Foreign exchange and gold gains	3,403	1,322	1,624	157.4%	109.5%	3,414
Other operating income	1,123	4,390	1,004	(74.4%)	11.9%	1,131
Loan loss allowances	(1,851)	(1,865)	(1,033)	(0.8%)	79.2%	(1,822)
Net operating income	21,285	20,906	10,500	1.8%	102.7%	20,426
Personnel benefits	(3,649)	(3,242)	(2,504)	12.6%	45.7%	(3,581)
Adminsitrative expenses	(3,455)	(2,421)	(1,826)	42.7%	89.2%	(3,364)
Depreciation and amortization	(423)	(394)	(220)	7.4%	92.3%	(418)
Other operating expenses	(3,218)	(6,074)	(1,636)	(47.0%)	96.7%	(2,987)
Operating income	10,540	8,775	4,314	20.1%	144.3%	10,076
Income from associates	(7)	312	(135)	(102.2%)	(94.8%)	323
Net income before income tax	10,533	9,087	4,179	15.9%	152.0%	10,399
Income tax	576	(2,306)	(1,132)	125.0%	150.9%	337
Net Income for the period	11,109	6,781	3,047	63.8%	264.6%	10,736
Total Other Comprehensive Income for the period	(3,425)	27	(153)	n.m	n.m	(3,420)
Outstanding common shares (in thousands)	612,660	612,660	612,660	—	—	612,660
Basic earnings per share	17.5	11.1	4.9	58.3%	256.9%	17.5
Earnings per ADS (1)	52.6	33.2	14.7	58.3%	256.9%	52.6

(1)	Each ADS represents three ordinary shares
(2)	Excludes consolidation with PSA, Rombo and VWFS as of July 1st 2019

BBVA Argentina’s 3Q19 net income was $ 11.1 billion, 63.8% or $4.3 billion higher than the previous quarter (QoQ) and 264.6% or $8.1 billion higher Year over Year (YoY).

The accumulated net income during the first nine months of 2019 was $23.9 billion, 253.3% higher than the first nine month period ended on September 30th 2018, implying a return on average equity (ROAE) of 63.2% and a return on average assets (ROAA) of 8.0%. If the Prisma effect is not taken into consideration, ROAE and ROAA would have been 58.8% and 7.4% respectively.

On 3Q19, net operating income amounted to $21.3 billion, 1.8% or $383 million higher than 2Q19, and 102.7% or $10.8 billion higher than 3Q18.

The 3Q19 operating income was $10.5 billion, growing $1.8 billion or 20.1% compared to 2Q19, and 144.3% or $6.2 billion compared to 3Q18.

Pursuant to modifications in shareholder agreements, the Bank achieves authority to run the relevant activities of PSA, Rombo and VWFS as of July 1st 2019. According to International Financial Reporting Standards (IFRS) 10 guidelines, the Bank concluded that it has authority to run the activity over the mentioned associates. Based on this, information shall be presented on a consolidated basis as of July 1st 2019.

That being said, excluding the consolidation with PSA, Rombo and VWFS, operating income would have been $10.1 billion, 14.8% higher than 2Q19 ($8.8 billion), and net income for the period would have been $10.7 billion, 58.3% higher than 2Q19 ($6.8 billion).

On August 28th 2019, the National Government extended the maturity for short-term notes (LETEs, LECAP, LECER and LELINK). As of September 30th 2019, BBVA Argentina reports a portfolio of national securities subject to restructuring for an amount of $10 billion which are priced at fair value through other comprehensive income (“OCI”), over which a decrease in value for $4.9 billion has been recognized as a consequence of lower prices.

Net interest income

Net Interest Income	BBVA ARG consolidated			Chg%		Proforma (1) 3Q19
In millions $	3Q19	2Q19	3Q18	QoQ	YoY
Net Interest Income	15,611	13,036	6,811	19.8%	129.2%	14,849
Interest Income	27,077	23,018	12,547	17.6%	115.8%	25,006
From government securities	9,681	8,506	2,092	13.8%	362.8%	9,681
From private securities	2	2	12	—	(83.3%)	2
Interest from loans and other financing	15,166	11,962	9,272	26.8%	63.6%	13,221
Financial Sector	471	599	452	(21.4%)	4.2%	737
Overdrafts	2,331	1,533	1,862	52.1%	25.2%	2,331
Instruments	2,110	2,054	1,514	2.7%	39.4%	2,110
Mortgage loans	288	281	208	2.5%	38.5%	288
Pledge loans	946	94	360	906.4%	162.8%	92
Consumer loans	1,850	1,830	1,624	1.1%	13.9%	1,850
Credit cards	4,152	4,236	1,643	(2.0%)	152.7%	4,152
Financial leases	122	115	134	6.1%	(9.0%)	110
Other loans	2,896	1,220	1,475	137.4%	96.3%	671
CER/UVA clause adjustment	1,922	2,275	978	(15.5%)	96.5%	1,795
Other interest income	306	273	193	12.1%	58.5%	307
Interest expenses	11,466	9,982	5,736	14.9%	99.9%	10,157
Deposits	9,299	8,735	4,935	6.5%	88.4%	9,282
Checking accounts	367	795	1,139	(53.8%)	(67.8%)	367
Savings accounts	99	20	27	395.0%	266.7%	99
Time deposits	8,833	7,920	3,769	11.5%	134.4%	8,816
UVA/CER clause adjustment	248	431	222	(42.5%)	11.7%	248
Other obligations for financial intermediation	1,419	801	416	77.2%	241.1%	694
Other	500	15	163	3,233.3%	206.7%	(67)

(1)	Excludes consolidation with PSA, Rombo and VWFS as of July 1st 2019

In 3Q19 net interest income totaled $15.6 billion, 19.8% or $2.6 billion higher than 2Q19 and 129.2% or $8.8 billion higher than 3Q18.

Interest income was $27.1 billion, 17.6% higher than 2Q19 and 115.8% higher than 3Q18.

Without considering consolidation with PSA, Rombo and VWFS, net interest income for the period would have been $14.8 billion, 13.9% higher than 2Q19 and 118.0% higher than 3Q18. Interest income would have been $25.0 billion, 8.6% higher QoQ and 99.3% higher YoY.

In 3Q19 income from government securities increased 13.8% or $1.2 billion compared to 2Q19 and 362.8% or $14.8 billion compared to 3Q18. 93% of this result is explained by income from government securities at fair value through OCI, mainly BCRA notes (LELIQs)

Interest income from loans and other financing was $15.2 billion, increasing 26.8% or $3.2 billion QoQ, mainly driven by the increase in interest income from pledge loans and other loans (“floor planning1”). Consolidation with PSA, Rombo and VWFS produces an increment in the interest from pledge loans line item. If this consolidation had not been taken into consideration, interest form overdrafts would have been the highest increase in the quarter.

Income from CER / UVA clause adjustments decreased 15.5% QoQ and increased 96.5% YoY. This is explained because the CER index with which adjustments are measured, involves the period 45 days before the beginning of the quarter and 45 days before the quarter end, within which the primary elections (“PASO”) were held.

Interest expenses in 3Q19 were $11.5 billion, increasing 14.9% QoQ and 99.9% YoY.

In 3Q19, interest on time deposits represented 77.0% of total interest expenses, increasing 11.5% in the quarter and 134.4% in the year. Effects of obligations contracted by the associates are reflected on other obligations for financial intermediation line item.

NIM

Asset profitability & Liability Costs	Quarter ended
	3Q19		2Q19		3Q18
Average in millions $, Nominal annual rate in %	Capital	Rate	Capital	Rate	Capital	Rate
Assets	291,725	37.3%	263,864	35.4%	198,353	25.4%
Securities	11,966	26.0%	17,663	22.6%	14,929	20.8%
Loans and other financing	204,889	30.6%	182,137	28.9%	155,971	24.5%
Other interest-earning assets	74,870	57.5%	64,064	57.6%	27,453	33.0%
Liabilities	237,974	19.2%	233,392	17.2%	174,772	13.1%
Deposits	220,171	17.2%	222,270	16.5%	164,931	12.5%
Savings accounts	126,259	0.1%	121,943	0.2%	88,833	0.1%
Checking Accounts	4,214	35.0%	9,874	32.3%	13,306	34.3%
Time deposits	89,697	40.5%	90,453	36.9%	62,792	25.5%
Issued Corporate Bonds	8,961	51.5%	4,080	53.9%	1,715	40.1%
Other financial liabilities	8,842	34.3%	7,042	15.3%	8,126	17.8%

NIM	3T19		2T19		3T18
NIM including foreign exchange differences		25.6%		23.1%		15.6%
NIM excluding foreign exchange differences		20.4%		20.0%		12.3%

On 3Q19, the net interest margin (NIM - calculated as the return on assets less liability costs over the average interest earning assets - including foreign exchange differences) was 25.6%, higher than the 23.1% reported on 2Q19 and the 15.6% reported on 3Q18, supported by a greater contribution of the securities portfolio and an improvement in client rate spreads.

NIM excluding foreign exchange differences was 20.4%, greater than the 20.0% reported on 2Q19 and the 12.3% reported on 3Q18.

[1]	“Floor Planning” short term loan used by retailers to purchase high-cost inventory such as automobiles.

Net fee income

Net Fee Income	BBVA ARG consolidated			Chg%
In millions $	3Q19	2Q19	3Q18	QoQ	YoY
Net Fee Income	1,564	1,944	1,758	(19.5%)	(11.0%)
Fee income	4,702	4,367	3,749	7.7%	25.4%
Linked to liabilities	2,431	2,262	1,546	7.5%	57.2%
From credit cards	1,511	1,612	1,784	(6.3%)	(15.3%)
Linked to loans	253	54	70	368.5%	261.4%
From insurance	229	215	174	6.5%	31.6%
From foreign trade and foreign currency transactions	247	202	137	22.3%	80.3%
Linked to securities	30	22	38	36.4%	(21.1%)
Other fee income	1	—	—	n.m	n.m
Fee expenses	3,138	2,423	1,991	29.5%	57.6%

During 3Q19, net fee income decreased 19.5% or $379 million QoQ, and 11.0% or $193 million YoY.

In 3Q19 fee income was $4.7 billion, growing 7.7% QoQ, mainly explained by the increase in product package costs, an increase in the volume of activity between accounts, and increase in foreign trade and foreign currency transaction.

Fee expenses grew 29.5% QoQ and 57.6% YoY. Growth in expenses are related to greater processing fees and credit card benefit expenses (both including expenses denominated in US dollars).

During 3Q18, a reclassification of $511 million was recorded, previously reported as other operating income, and now reported as fee income. This derives from a change in the BCRA chart of accounts.

Market share - Credit card consumption	BBVA ARG consolidated			Chg%
In%	3Q19	2Q19	3Q18	QoQ		YoY
Credit card consumption	14.93%	15.15%	13.57%	(22	)pbs	158 pbs

Based on information provided by Visa and Mastercard administrators. Spending is considered as of the end of the last month of the quarter.

Net income from measurement of financial instruments at fair value and foreign exchange and gold gains/losses

Net Income from financial instruments at fair value (FV) through profit or loss	BBVA ARG consolidated			Chg%
In millions $	3Q19	2Q19	3Q18	QoQ	YoY
Net Income from financial instruments at FV through profit or loss	1,432	2,115	323	(32.3%)	343.3%
Profit from government securities	1,024	763	213	34.2%	380.8%
Profit from private securities	(1)	796	347	(100.1%)	(100.3%)
Profit from interest rate swaps	39	(208)	(251)	118.8%	115.5%
Profit from foreign currency forward transactions	408	751	21	(45.7%)	1,842.9%
Profit from corporate bonds	(38)	13	(7)	(392.3%)	442.9%

In 3Q19, net income from financial instruments at fair value through profit or loss was $1.4 billion, decreasing $683 million or 32.3% QoQ.

This decrease is mostly explained by the decrease in income from private securities, given that in 2Q19 this line included dividends for $716 million for the Bank’s participation in Prisma.

On the other hand, income from interest rate swaps increased 118.8% or $247 million, mainly due to a decrease in rates during the quarter.

Differences in quoted prices of gold and foreign currency	BBVA ARG consolidated			Chg%
In millions $	3Q19	2Q19	3Q18	QoQ	YoQ
Foreign exchange and gold gains/(losses) (1)	3,403	1,322	1,624	157.4%	109.6%
From foreign exchange position	222	(322)	356	169.0%	(37.6%)
Income from purchase-sale of foreign currency	3,181	1,644	1,268	93.5%	150.9%
Net income from financial instruments at FV through profit or loss (2)	408	751	21	(45.7%)	1,842.9%
Income from foreign currency forward transactions	408	751	21	(45.7%)	1,842.9%
Total differences in quoted prices of gold and foreign currency (1) + (2)	3,811	2,073	1,645	83.8%	131.7%

In 3Q19, the difference in quoted prices of gold and foreign currency showed profit for $3.8 billion, growing 83.8% or $1.7 billion.

The Bank’s long spot position in foreign currency and the depreciation of the argentine peso against the US dollar of 35.6% in 3Q19, generated an income of $222 million in addition to the $3.2 billion gained from FX trading.

At the same time, $408 million were obtained from foreign currency forward transactions, accounted in the Income from financial instruments at fair value through profit or loss line item.

Other operating income

Other Operating Income	BBVA ARG consolidated			Chg%
In millions $	3Q19	2Q19	3Q18	QoQ	YoY
Operating Income	1,123	4,390	1,004	(74.4%)	11.9%
Rental of safe deposit boxes (1)	146	143	112	2.1%	30%
Adjustments and interest on miscellaneous receivables (1)	378	323	191	17.0%	98%
Loans recovered	160	120	62	33.3%	158%
Income from sale of non-current assets held for sale (Prisma)	(51)	—	—	n.m	n.m
Income tax - Tax inflantion adjustment	—	3,240	—	n.m	n.m
Fee income from credit and debit cards (1)	152	297	195	(48.8%)	-22%
Other Operating Income(2)	338	267	444	26.6%	-24%

(1)	Included to the efficiency ratio calculation
(2)	Includes some of the concepts used in the efficiency ratio calculation

During 3Q19 other operating income totaled $1.1 billion, decreasing 74.4% or $3.3 billion QoQ, and increasing 11.9% or $119 million YoY.

The decrease in 3Q19 is caused by the Income tax–Tax inflation adjustment of $3.2 billion corresponding to the 2018 fiscal period which was accounted in 2Q19, which was offset by an allowance for the same amount in the other operating expenses line item also in 2Q19.

In 3Q19 a $51 million loss was reported due to the difference between the estimated and the final price of the Prisma sale.

During 3Q18, a reclassification of $511 million was recorded, previously accounted as other operating income, and now accounted as fee income. This derives from a change in the BCRA chart of accounts.

Operating Expenses

Administrative expenses and personnel benefits

Personnel Benefits and Adminsitrative Expenses	BBVA ARG consolidated			Chg%
In millions of $	3Q19	2Q19	3Q18	QoQ	YoY
Total Personnel Benefits and Adminsitrative Expenses	7,105	5,663	4,330	25.5%	64.1%
Personnel Benefits (1)	3,650	3,242	2,504	12.6%	45.8%
Administrative expenses (1)	3,455	2,421	1,826	42.7%	89.2%
Travel expenses	34	29	21	17.2%	61.9%
Administrative expenses	269	216	148	24.5%	81.8%
Security services	107	87	78	23.0%	37.2%
Fees to Bank Directors and Supervisory Committee	4	3	4	33.3%	—
Other fees	182	151	77	20.5%	136.4%
Insurance	33	27	19	22.2%	73.7%
Rent	238	160	222	48.8%	7.2%
Stationery and supplies	16	11	10	45.5%	60.0%
Electricity and communications	157	133	77	18.0%	103.9%
Advertising	132	110	88	20.0%	50.0%
Taxes	735	635	431	15.7%	70.5%
Maintenance costs	286	256	202	11.7%	41.6%
Armored transportation services	897	328	250	173.5%	258.8%
Other administrative expenses	365	275	199	32.7%	83.4%
Headcount
BBVA Argentina (2)	6,242	6,242	6,095	—	2.4%
Associates’ headcount	113	—	—	n.m	n.m
Total branches	251	252	251	(0.4%)	—
Efficiency ratio	35.9%	34.2%	44.8%	177 pbs	(889	)pbs
Accumulated Efficiency ratio	35.6%	35.4%	47.1%	21 pbs	(1,144	)pbs

(1)	Concept included in the efficiency ratio calculation
(2)	Includes Francés Asset Management S.A.

During 3Q19, administrative expenses plus personnel benefits totaled $7.10 billion, 25.5% higher than 2Q19 and 64.1% higher than 3Q18, mainly explained by the increase in personnel benefits and armored transportation services.

Personnel benefits increased 12.6% or $408 million QoQ and 45.8% or $1.1 billion YoY. The main driver was salary increases based on labor union negotiations and the corresponding compensation schemes.

In 3Q19, administrative expenses increased 42.7% in the quarter and 89.2% in the year. This increase is mainly explained by an increment in armored transportation costs due to a higher amount of cash-in-transit.

The accumulated efficiency ratio in 3Q19 reached 35.6%, improving the 35.4% reported in 2Q19 and lower than the 47.1% reported on 3Q18.

Other operating expenses

Other Operating Expenses	BBVA ARG consolidated			Chg%
In millions $	3Q19	2Q19	3Q18	QoQ	YoY
Other Operating Expenses	3,218	6,074	1,636	(47.0%)	96.7%
Turnover tax	1,829	1,441	1,190	26.9%	53.7%
Initial loss of loans below market rate	166	362	—	(54.1%)	n.m
Contribution to the Deposit Guarantee Fund (SEDESA)	132	123	86	7.3%	53.5%
Interest on liabilities from financial lease	66	64	—	3.1%	n.m
Other allowances	721	3,513	144	(79.5%)	400.7%
Other operating expenses	304	571	216	(46.8%)	40.7%

In 3Q19, other operating expenses decreased 47.0% or $2.9 billion QoQ, and increased 96.7% or $1.6 billion YoY.

The decrease in 3Q19 is caused by the Income tax–Tax inflation adjustment of $3.2 billion corresponding to the 2018 fiscal period which was accounted in 2Q19, which was offset by a higher income in other operating income line item for the same amount.

Income from associates

As of July 1st 2019 the Bank returns to consolidate the activity of PSA, Rombo and VWFS under BBVA Argentina, line by line.

Income Tax

Income tax expense decreased $1.7 billion compared to 3Q18 and $2.9 billion compared to 2Q19, reporting a positive result of $575 million. In 3Q19 the Income Tax Law effect, aimed to recognize tax inflation adjustments, was incorporated.

BBVA Argentina’s effective rate on 3Q19 was 15%, 1,200bps less than the 27% accumulated on 2Q19, mainly caused by the incorporation of the tax inflation impact previously mentioned. The regulatory tax rate as of January 1st 2018 until December 31st 2019 is 30%.

Balance sheet and activity

Loans and other financing

Loans and other financing	BBVA ARG consolidated			Chg%				Proforma (1) 3Q19
In millions $	3Q19	2Q19	3Q18	QoQ		YoY
Public Sector	1	—	—	n.m		n.m		1
Financial Sector	2,790	7,649	9,725	(63.5%)		(71.3%)		7,592
Non-financial private sector and residents abroad	211,845	184,736	172,914	14.7%		22.5%		193,987
Overdrafts	17,587	9,589	16,406	83.4%		7.2%		17,587
Documents	22,010	18,782	22,545	17.2%		(2.4%)		22,010
Mortgage Loans	12,817	12,042	8,719	6.4%		47.0%		12,817
Pledge Loans	16,515	1,541	1,775	971.7%		830.4%		1,460
Personal Loans	23,837	24,369	21,923	(2.2%)		8.7%		23,789
Credit Cards	53,355	47,826	37,422	11.6%		42.6%		53,355
Financial leases	2,052	2,066	2,617	(0.7%)		(21.6%)		1,929
Other financing	63,672	68,521	61,507	(7.1%)		3.5%		61,040
Total loans and other financing	214,636	192,385	182,639	11.6%		17.5%		201,580
Allowances	(7,464)	(5,769)	(4,001)	29.4%		86.6%		(7,198)
Total net loans and other financing	207,172	186,616	178,638	11.0%		16.0%		194,382
% of total loans to Private sector in pesos	70.7%	63.0%	63.6%	773 pbs		712 pbs		68.0%
% of total loans to Private sector in foreign currency	29.3%	37.0%	36.4%	(773	)pbs	(712	)pbs	32.0%

(1)	Excludes consolidation with PSA, Rombo and VWFS as of July 1st 2019.

The private loan portfolio totaled $211.8 billion, increasing 14.7% or $27.1 billion QoQ, and 22.5% or $38.9 billion YoY.

Excluding the consolidation with PSA, Rombo and VWFS, the private loan portfolio would have been $194 billion, 5.0% or $9.3 billion higher QoQ and 12.2% or $21.1 billion higher YoY.

In 3Q19 loans to the financial sector decrease due to the consolidation of call money from associates.

Private loans denominated in pesos grew 28.7% QoQ and 36.2% YoY. Meanwhile, foreign currency denominated private loans decreased 9.3% QoQ and 1.4% YoY, This is mainly explained by the reduction of loans in US dollars, which decreased 33.1% QoQ and 30% YoY when measured in US dollars.

Regarding the retail portfolio (including mortgage loans, pledge loans, personal loans and credit cards), pledge loans grew the most due to consolidation with associates. Excluding pledge loans, credit cards increased the most, growing 11.6% QoQ and 42.6% YoY. Mortgage loans reflect the impact of rising inflation.

Commercial loans, including overdrafts, discounted documents, and other loans, increased 6.6% QoQ and 11.6% YoY. The line with the highest growth was overdrafts, increasing 83.4% or $8 billion QoQ and 7.2% or $1.2 billion YoY.

Market share - Private sector loans	BBVA ARG consolidated			Chg%
In%	3Q19	2Q19	3Q18	QoQ		YoY
Private sector loans - Bank	7.34%	7.64%	7.34%	(30	)pbs	30 pbs
Private sector loans - Consolidated	8.13%	8.51%	8.28%	(38	)pbs	24 pbs

Based on daily information from BCRA. Capital values as of last day of every quarter.

Asset quality ratios

Loan Portfolio Quality	BBVA ARG consolidated			Chg%
In millions $	3Q19	2Q19	3Q18	QoQ		YoY
Irregular Portfolio (1)	7,103	5,111	1,814	39.0%		291.6%
Allowances	7,464	5,769	4,001	29.4%		86.6%
Financings with irregular performance / Total Financing	3.31%	2.66%	0.99%	65	pbs	232	pbs
Private Financings with irregular performance / Total Private Financing	3.24%	2.68%	1.03%	56	pbs	221	pbs
Allowances / Financings with irregular performance	105.08%	112.87%	220.56%	(779	)pbs	(11,548	)pbs
Allowances / Total Financings	3.48%	3.00%	2.19%	48	pbs	129	pbs

(1)

Non-performing loans include: all loans to borrowers classified as “Problem”, “Deficient Servicing”, “High Insolvency Risk”, “Difficult Recovery”, “Irrecoverable” and “Irrecoverable for Technical Decision” according to the new Central Bank debtor classification system.

In the 3Q19, the asset quality ratio (non-performing loans/total financing) was 3.31% with a coverage ratio (allowances/financings with regular performance) of 105.08%.

The increase in the non-performing loan portfolio is partially explained by the consolidation with PSA, Rombo and VWFS.

Allowances adjustment	BBVA ARG consolidated			Chg%
In millions $	3Q19	2Q19	3Q18	QoQ	YoY
Balance at the beginning of quarter	4,258	4,258	2,292	—	85.8%
Increase/(Decrease)	4,645	2,715	2,334	71.1%	99.0%
Increase / (Decrease) FX differences	737	282	390	161.5%	89.0%
Uses/Reversals	(2,483)	(1,486)	(1,015)	67.1%	144.6%
Take over of associates	307	—	—	n.m	n.m
Balance at the end of quarter	7,464	5,769	4,001	29.4%	86.6%

Public sector exposure

Net Public Debt Exposure	BBVA ARG consolidated			Chg%
In millons $	3Q19	2Q19	3Q18	QoQ		YoY
Treasury and Government securities	17,939	18,462	14,548	(2.8%)		23.3%
Treasury and National Government	17,915	18,408	14,495	(2.7%)		23.6%
National Treasury Public Debt in pesos	8,662	6,883	5,792	25.8%		49.5%
National Treasury Public Debt in US dollars	246	2,051	8,203	(88.0%)		(97.0%)
National Treasury Public Debt in pesos, US dollar-Linked	9,007	9,474	501	(4.9%)		1,699.7%
Provinces	23	54	53	(56.5%)		(55.6%)
Public Sector loans	1	—	—	n.m		n.m
Repo	—	5,581	8,053	(100.0%)		(100.0%)
National Treasury - Foreign currency	—	5,581	8,053	(100.0%)		(100.0%)
Pesos Subtotal	8,686	6,937	5,845	25.2%		48.6%
Dollars Subtotal	9,253	17,106	16,756	(45.9%)		(44.8%)
Total Public Debt Exposure	17,940	24,043	22,602	(25.4%)		(20.6%)
B.C.R.A. Exposure	60,340	57,005	18,643	5.8%		223.7%
Instruments	53,675	57,005	17,519	(5.8%)		206.4%
Leliqs	53,675	57,005	17,421	(5.8%)		208.1%
Lebacs	—	—	98	n.m		(100.0%)
Repo	6,665	—	1,124	n.m		492.9%
B.C.R.A. - Pesos	6,665	—	1,124	n.m		492.9%
% Public Sector Exposure (Excl. B.C.R.A.) / Total assets	4.3%	6.1%	6.8%	(179	)pbs	(243	)pbs

Total exposure to the public sector (excluding exposure to BCRA) was $17.9 billion in 3Q19, 25.4% lower than 2Q19 and 20.6% lower than 3Q18.

Short-term liquidity placed on BCRA instruments fell 5.8% or $3.33 billion compared to 2Q19 and increased 206.4% or $36.2 billion compared to 3Q18.

Exposure to the public sector, which represents 4.3% of total assets, fell $6.1 billion or 179bps QoQ, mainly due to the maturity of the US dollar denominated REPO with the Treasury, and a lower exposure to peso denominated debt.

Deposits

Deposits	BBVA ARG consolidated			Chg%
In millions of $	3Q19	2Q19	3Q18	QoQ		YoY
Total Deposits	274,487	285,201	247,228	(3.8%)		11.0%
Non-financial Public Sector	2,642	3,635	2,030	(27.3%)		30.1%
Financial Sector	314	296	197	6.1%		59.4%
Non-financial private sector and residents abroad	271,531	281,270	245,001	(3.5%)		10.8%
Non-financial private sector and residents abroad - ARS	152,830	148,094	129,788	3.2%		17.8%
Checking accounts	42,397	30,694	24,706	38.1%		71.6%
Savings accounts	36,860	39,221	49,061	(6.0%)		(24.9%)
Time deposits	70,572	75,550	54,093	(6.6%)		30.5%
Other	3,001	2,629	1,928	14.1%		55.7%
Non-financial private sector and residents abroad - Foreign Currency	118,701	133,176	115,213	(10.9%)		3.0%
Checking accounts	18	16	16	12.5%		12.5%
Savings accounts	100,502	114,040	94,767	(11.9%)		6.1%
Time deposits	15,931	16,959	17,686	(6.1%)		(9.9%)
Other	2,250	2,161	2,744	4.1%		(18.0%)
Non-financial private sector and residents abroad	271,531	281,270	245,001	(3.5%)		10.8%
Checking accounts	42,415	30,710	24,722	38.1%		71.6%
Savings accounts	137,362	153,261	143,828	(10.4%)		(4.5%)
Time deposits	86,503	92,509	71,779	(6.5%)		20.5%
Other	5,251	4,790	4,672	9.6%		12.4%
% of total portfolio in the private sector in pesos	56.3%	52.7%	53.0%	363	pbs	331	pbs
% of total portfolio in the private sector in foregin currency	43.7%	47.3%	47.0%	(363	)pbs	(331	)pbs

During 3Q19, total deposits were $274.5 billion, decreasing 3.8% or $10.7 billion, and increasing 11% or $27.3 billion compared to 2Q19 and 3Q18 respectively.

Private sector deposits in 3Q19 were $271.5 billion, 3.5% or $9.7 billion lower than 2Q19, and 10.8% or $26.5 billion higher than 3Q18.

Private non-financial sector deposits in local currency were $152.8 billion, increasing 3.2% or $4.7 billion QoQ and 17.8% or $23.0 billion YoY. This is mainly explained by an increase in checking account deposits, which offsets the fall in time deposits.

Private non-financial sector deposits in foreign currency expressed in pesos decreased 10.9% or $14.5 billion QoQ, and grew 3.0% or $3.5 billion YoY. Measured in US dollars, the decrease is 34.3% QoQ and 26.8% YoY.

In 3Q19, the Bank’s transactional deposits (checking accounts and savings accounts) represented 65.5% of total private non-financial sector deposits, for a total of $179.8 billion.

Market Share - Deposits to the private sector	BBVA ARG consolidated			Chg%
In%	3Q19	2Q19	3Q18	QoQ		YoY
Private sector deposits - Consolidated	7.14%	7.35%	8.42%	(22	)pbs	(128	)pbs

Based on daily information provided by BCRA. As of the last day of the quarter.

Other sources of funds

Other sources of funds	BBVA ARG consolidated			Chg%
In millions $	3Q19	2Q19	3Q18	QoQ	YoY
Otras fuentes de fondeo	73,304	56,397	43,192	30.0%	69.7%
Central Bank	11	9	8	22.2%	37.5%
Banks and international organizations	4,712	3,283	5,626	43.5%	(16.2%)
Financing received from local financial institutions	3,758	—	124	n.m	2,930.6%
Corporate bonds	8,728	4,329	1,734	101.6%	403.3%
Equity	56,095	48,776	35,700	15.0%	57.1%

In 3Q19, other sources of funds totaled $73.3 billion, 30.0% or $16.9 billion higher than 2Q19 and 69.7% or $30.1 billion higher than 3Q18.

In 3Q19, the Banks and International Organizations line item grew 43.5% or $1.4 billion, mainly caused by an increment in corresponding banking.

The increase in financing received from local financial institutions is explained by the consolidation of the Bank with PSA, Rombo and VWFS.

Corporate bonds increased 101.6% or $4.4 billion, mainly due to the consolidation with the associates’ corporate bonds portfolio. This was partially offset by the principal payment at maturity of the “Clase 20” corporate bond from BBVA Argentina for $292.5 million.

Increase in equity was 15.0% in 3Q19 mainly explained by net income during the quarter.

Liquid assets

Total Liquid Assets	BBVA ARG consolidated			Chg%
In millions of $	3Q19	2Q19	3Q18	QoQ	YoY
Total liquid assets	169,336	173,004	128,501	(2.1%)	31.8%
Cash and deposits in banks	94,168	90,955	87,822	3.5%	7.2%
Debt securities at fair value through profit or loss	5,121	6,490	323	(21.1%)	1,485.4%
Government securities	162	524	224	(69.1%)	(27.7%)
Liquidity bills of B. C. R. A.	4,959	5,966	99	(16.9%)	4,909.1%
Net REPO transactions	6,665	5,924	9,582	12.5%	(30.4%)
Call Money	2,778	7,596	9,634	(63.4%)	(71.2%)
Other debt securities	63,382	69,635	30,774	(9.0%)	106.0%
Government securities	14,666	18,596	13,353	(21.1%)	9.8%
Liquidity bills of B. C. R. A.	48,716	51,039	17,421	(4.6%)	179.6%
Total liquid assets/ Total deposits	61.7%	60.7%	52.0%	103 pbs	972 pbs

In 3Q19, the Bank’s liquid assets were $169.3 billion, 2.1% or $3.7 billion lower than 2Q19 and 31.8% or $40.8 billion higher than 3Q18.

During the quarter, growth in cash outstands with a 3.5% or $3.2 billion increase, while BCRA liquidity notes fell 5.8% or $3.33 billion.

In 3Q19 liquid assets (total liquid assets/total deposits) reached 61.7%.

Solvency

Minimum Capital Requirement	BBVA ARG consolidated			Chg%
In millions $	3Q19	2Q19	3Q18	QoQ		YoY
Minimum capital requirement	24,416	23,390	21,364	4.4%		14.3%
Credit risk	18,511	18,398	17,915	0.6%		3.3%
Market risk	334	175	192	90.9%		74.0%
Operational risk	5,571	4,817	3,257	15.7%		71.0%
Non-compliance of Regulatory Technical Standards		—	25	n.m		(100.0%)
Integrated Capital - RPC (1)	51,034	47,636	36,684	7.1%		39.1%
Ordinary Capital Level 1 ( COn1) (3)	56,758	49,427	36,367	14.8%		56.1%
Deductible items COn1	(7,785)	(3,777)	(2,849)	106.1%		173.3%
Additional Capital Level 2 (CAn1)	—	—	1,022	n.m		(100.0%)
Additional Capital Level 2 (COn2)	2,061	1,986	2,144	3.8%		(3.9%)
Excess Capital
Integration excess	26,618	24,246	15,320	9.8%		73.7%
Excess as % of minimum capital requirement	109.02%	103.66%	71.71%	536	pbs	373 pbs
Risk-weighted assets (RWA) (2)	298,464	285,683	260,520	4.5%		14.6%
Regulatory Capital Ratio (1)/(2)	17.1%	16.7%	14.1%	42	pbs	302	pbs
TIER I Capital Ratio (Ordinary Capital Level 1/ RWA)	16.4%	16.0%	12.9%	43	pbs	354	pbs

*	RPC includes 100% of results of the quarter

BBVA Argentina continues to show solid solvency indicators on 3Q19. Capital ratio reached 17.1%. Ratio Tier 1 was 16.4% and surplus over regulatory requirement was $26.6 billion.

Other events

Relevant events

•

On September 19th 2019, in line with the lowering of the Argentine sovereign debt rating, S&P Global Ratings Services downgraded the rating of the Global Program of Negotiable Obligations of the Bank for up to a total amount of US $ 1,500 million outstanding, maturing on July 15, 2023, from raAA- to raBBB+, with negative implications.

•

On October 1st 2019, the merger between BBVA Banco Francés S.A. and BBVA Francés Valores S.A. was put into effect. A merger by absorption process through which BBVA Banco Francés S.A. would incorporate and continue the activities held by BBVA Francés Valores S.A had been previously approved in their respective shareholders’ meetings on April 24th 2019,

•	On November 4th 2019, the BCRA through Communication “C” 85251 approved the change in the Bank’s new legal name to Banco BBVA Argentina S.A.

Inflation Adjustment

•

BBVA Argentina’s management estimates that the Bank’s equity and income statements can differ significantly by the application of IFRS 29. On September 30th 2019 and for the nine month period ended on such date, the Bank has estimated the impact on financial statements of the re-expression in constant currency, which would result in an equity increment of $9.6 billion, which amounts to $68.1 billion in 3Q19. Accumulated net income for the nine month period ended on September 30th 2019 would fall $15.7 billion, amounting to $8.2 billion.

Corporate Bonds

•	On August 8th 2019, the Bank completed quarterly coupon and capital payments of corporate bond “Clase 20” for a total amount of $39.8 million and $292.5 million respectively.

•	On August 8th 2019, the Bank completed quarterly coupon payments of corporate bond “Clase 25” for a total amount of $26.2 million.

•	On August 20th 2019, the Bank completed quarterly coupon payments of corporate bond “Clase 22” for a total amount of $24.7 million.

•	On August 28th 2019, the Bank completed quarterly coupon payments of corporate bond “Clase 27” for a total amount of $156.9 million.

•	On September 27th 2019, the Bank completed quarterly coupon payments of corporate bonds “Clase 23” and “Clase 24” for a total amount of $81.9 million and $79.2 million respectively.

•	On October 30th 2019, the Bank announced the payment of quarterly coupons of corporate bond “Clase 25” for a total amount of $28.9 million, due on November 8th 2019.

Relevant Regulatory Changes according to BBVA Argentina

Net Global Foreign Currency Position

•

On August 15th 2019, the BCRA defined through Communication “A” 6754 a cash position within the Net positive Global Currency Position, which cannot be over 5% of the respective prior month’s regulatory capital (known as Responsabilidad Pratrimonial Computable or RPC), as of August 20th 2019. The next day, the Communication “A” 6759 differed the enforcement of this regulation to be implemented as of August 22nd.

•	On August 22nd 2019, through Communication “A” 6763 the BCRA fixed the maximum Net positive Global Currency Position on the higher between 5% of the RPC or USD 2.5 million.

•

On September 1st 2019, through Communication “A” 6770, the BCRA decreased the limit on the cash position within the Net positive Global Currency Position from 5% to 4% of the respective prior month’s regulatory capital or RPC, or UD 2.5 million (whichever turns higher).

•

On September 5th 2019, Communication “A” 6776 established that the reduction of the Net Global Currency Position by prepayment in Pesos of obligations in foreign currency, can only be compensated, until the original due date of the obligation, with an increase in the position in Sovereign securities in foreign currency. When the obligation is due, the compensation can be done in any security in foreign currency.

Reprofiling, minimum cash requirements & credit policy

•

On August 28th 2019, through the Communication “A” 6765, the BCRA upgraded its Credit Policies, confirming that financial institutions will need approval to give financing in pesos to “Large Exporting Companies” (or GEE in Spanish). These are companies whose total exports of the last 12 months represent 75% of their total sales, and that can keep a total financing in pesos in the financial system that is not higher than $1.500 million.

•

On August 28th 2019, the Central Government announced de reprofiling of sovereign debt through the Decree 596/2019. This included the extension of maturities for the LECAPs (capitalizing notes in pesos), LETEs (US dollar-denominated notes), LECER (inflation-linked notes) and LELINK (US dollar linked notes). The aim was to cancel 15% of face value on the original maturity date, 25% in the next three months and the remaining 60% in the subsequent six months. Congress approval will be needed for the reprofiling of local law, mid and long term maturing bonds.

•

On August 30th 2019, through Communication “A” 6767, the BCRA was enabled to buy Treasury notes (LECAPs, LECER, LETEs and LELINK) through auctions in which only Mutual Funds will be able to participate. It will also be able to offer repurchase agreements using these notes as collateral, auctions in which Mutual Funds will also be able to participate.

•	On August 30th 2019, Communication “A” 6768 determined that financial institutions should have a BCRA authorization for their distribution of profits.

•

On September 5th 2019, the BCRA established through Communication “A” 6776 and “A” 6777 the unification of the minimum reserves requirement in foreign currency for the months September and October. Moreover, the cash requirement for obligations of financial credit lines abroad was set to 0%.

•

On October 28th 2019, the BCRA stated through Communication “A” 6817 that banks would not be able to cover cash requirements in pesos corresponding to deposits (saving and checking accounts) with BCRA notes (LELIQ and/or NOBAC).

Foreign exchange

•

On September 1st 2019, the BCRA established FX controls through the Communication “A” 6770 pursuant to the Decree 609 published on the Official Journal, which would be in effect until December 30th. There would be limits to the purchase of foreign currency differentiating whether the buyer is a legal entity or an individual. Legal entities will need permission of the BCRA to buy foreign Exchange currency for wealth accumulation. Institutions authorized to trade FX will not be able to buy bonds that settle in foreign currency in the secondary market. Individuals residing in Argentina will need an approval from the BCRA to buy foreign currency in amounts over USD10,000 in a monthly basis.

•

On September 5th 2019, the BCRA published through Communication “A” 6776 a series of modifications to controls established in Communication “A” 6770. Among them, there’s the clarification that individuals who want to transfer foreign currency from their own local accounts to own foreign accounts, can do it without restrictions.

•

On September 11th 2019, through Communication “A” 6780 the BCRA adjusts the Communication “A” 6770, requiring individuals to present a declaration that the foreign currency they buy will not be used to purchase of securities in the secondary market within the next 5 business days since the settlement of the FX transaction.

•

On September 12th 2019, the CNV (National Securities Commission) published Resolution 808, incorporated to the transitory measures in Normas NT 2013&mod., specifying the menchanism through which brokers can control that individuals comply with the 5 day period after which they can purchase securities in the secondary market with the dollars they bought.

•

On September 16th 2019, through Communication “A” 6782, the BCRA established that depositary and custodian entities will be allowed to transfer abroad the US dollars from capital and coupon payment of sovereign securities under local law.

•

On October 1st 2019, through Communication “A” 6799, the BCRA established that the 5 day period individuals have to wait after settlement to sell or transfer securities that they have bought with foreign currency, will not be applicable if securities settle in the same jurisdiction where they were purchased. Moreover, individuals who want to transfer foreign currency from their local to their foreign accounts, will have to present a declaration showing they have not sold securities that settle in Argentina in foreign currency during the last 5 business days.

•

On October 4th 2019, through Communication “A” 6804, the BCRA stated that resident individuals cannot buy US dollars if they have exceeded the amount established in Communication “A” 6770. The BCRA will periodically inform entities operating in the foreign exchange market, the “CUIT” (ID number) of individuals who have reached or have exceeded the monthly limit on the previous period.

•

On October 17th 2019, through Communication “A” 6814, the BCRA enables companies to pay for imports or foreign debts with US dollars obtained from exports, following a series of conditions. Moreover, conditions to access the foreign exchange market to pay for foreign debts are established, indicating cases where BCRA approval will not be needed for prepayments within a period longer than 3 business days before the due date of capital and coupon payments abroad.

•

On October 28th 2019, the BCRA modified Communication “A” 6770 through Communication “A” 6815, restricting the amount of foreign currency individuals can buy to USD200 monthly, 100 of which can be purchased in cash.

•

On October 31th 2019, the BCRA stated through Communication “A” 6823 that as of November 1st 2019 financial institutions and other card issuers will need the BCRA’s approval to access the FX market to do payments abroad from the use of credit, debit and prepaid cards which are locally issued, whenever such payments are originated through international payment networks for the following transactions: betting and gambling, wire transfers to accounts of investment managers abroad, FX transactions abroad and purchase of cryptoassets, among others. Moreover, there is a limit of USD 50 per transaction reported as a cash advance.

About BBVA Argentina

BBVA Argentina (NYSE; BYMA; MAE: BBAR; Latibex: XBBAR) is a subsidiary of the BBVA Group, the main shareholder since 1996. In Argentina, it is one of the leading private financial institutions since 1886. Nationwide, BBVA Argentina offers retail and corporate banking to a broad customer base, including: individuals, SME’s, and large-sized companies.

BBVA Argentina’s purpose is to bring the age of opportunities to everyone, based on our customers’ real needs, providing the best solutions, and helping them make the best financial decisions through an easy and convenient experience. The institution relies on solid values: “The customer comes first, We think big and We are one team”. At the same time, its responsible banking model aspires to achieve a more inclusive and sustainable society.

Investor Relations contact:

investorelations-arg@bbva.com

ir.bbva.com.ar

Balance Sheet

Balance Sheet	BBVA ARG consolidated			Chg%		Proforma (1) 3Q19
In millions $	3Q19	2Q19	3Q18	QoQ	YoY
Assets
Cash and Deposits in banks	94,168	90,955	87,821	3.5%	7.2%	93,857
Cash	28,259	15,856	18,477	78.2%	52.9%	28,259
Financial institutions and correspondents	65,909	75,099	69,344	(12.2%)	(5.0%)	65,598
B.C.R.A	59,163	73,484	62,851	(19.5%)	(5.9%)	58,898
Other in the country and abroad	6,746	1,615	6,493	317.7%	3.9%	6,700
Debt securities at fair value through profit or loss	5,169	6,591	475	(21.6%)	988.2%	5,178
Derivatives	2,243	1,838	64	22.0%	3,404.7%	2,124
Repo transactions	6,665	5,924	9,583	12.5%	(30.4%)	6,665
Other financial assets	6,457	5,957	6,707	8.4%	(3.7%)	6,304
Loans and other financing	207,172	186,616	178,638	11.0%	16.0%	194,381
Non-financial public sector	1	—	—	n.m	n.m	1
B.C.R.A	—	—	—	n.m	n.m	—
Other financial institutions	2,778	7,597	9,634	(63.4%)	(71.2%)	7,535
Non-financial private sector and residents abroad	204,393	179,019	169,004	14.2%	20.9%	186,845
Other debt securities	63,440	69,764	30,982	(9.1%)	104.8%	63,440
Financial assets pledged as collateral	8,302	6,352	6,302	30.7%	31.7%	8,301
Current income tax assets	—	—	—	n.m	n.m	—
Investments in equity instruments	1,875	1,915	129	(2.1%)	1,353.5%	1,875
Investments in associates	272	2,075	1,781	(86.9%)	(84.7%)	2,396
Property and equipment	11,821	11,867	9,173	(0.4%)	28.9%	11,804
Intangible assets	641	590	596	8.6%	7.6%	640
Deferred income tax assets	3,401	527	101	545.4%	3,267.3%	3,167
Other non-financial assets	2,391	1,861	1,375	28.5%	73.9%	2,075
Non-current assets held for sale	60	60	253	—	(76.3%)	60
Total Assets	414,077	392,892	333,980	5.4%	24.0%	402,267
Liabilities
Deposits	274,487	285,201	247,228	(3.8%)	11.0%	275,015
Non-financial public sector	2,642	3,635	2,030	(27.3%)	30.1%	2,642
Financial sector	314	296	197	6.1%	59.4%	969
Non-financial private sector and residents abroad	271,531	281,270	245,001	(3.5%)	10.8%	271,404
Liabilities at fair value through profit or loss	43	1,156	1,346	(96.3%)	(96.8%)	43
Derivatives	4,023	2,289	4,432	75.8%	(9.2%)	4,400
Repo transactions	—	—	—	n.m	n.m	—
Other financial liabilities	31,609	23,068	21,934	37.0%	44.1%	30,287
Financing received from the BCRA and other financial institutions	8,481	3,292	5,758	157.6%	47.3%	5,227
Corporate bonds issued	8,728	4,329	1,734	101.6%	403.3%	3,937
Current income tax liabilities	5,240	4,609	2,548	13.7%	105.7%	5,136
Subordinated Corporate bons	—	—	—	n.m	n.m	—
Provisions	7,657	7,050	3,448	8.6%	122.1%	7,495
Deferred income tax liabilities	31	65	47	(52.3%)	(34.0%)	31
Other non-financial liabilities	15,233	13,023	9,776	17.0%	55.8%	14,572
Total Liabilities	355,532	344,082	298,251	3.3%	19.2%	346,143
Equity
Share Capital	613	613	613	—	—	613
Non-capitalized contributions	6,736	6,736	6,736	—	—	6,736
Capital adjustments	313	313	313	—	—	313
Reserves	28,488	28,488	17,425	—	63.5%	28,488
Retained earnings	—	—	4,015	n.m	(100.0%)	—
Other accumulated comprehensive income	(3,582)	(162)	(79)	2,111.1%	4,434.2%	(3,582)
Income of the period	23,527	12,788	6,677	84.0%	252.4%	23,527
Equity attributable to owners of the Parent	56,095	48,776	35,700	15.0%	57.1%	56,095
Equity attributable to non-controlling interests	2,450	34	29	7,105.9%	8,348.3%	29
Total Equity	58,545	48,810	35,729	19.9%	63.9%	56,124
Total Liabilities and Equity	414,077	392,892	333,980	5.4%	24.0%	402,267

(1)	Excludes consolidation with PSA, Rombo and VWFS as of July 1st 2019.

Income Statement

Income statement	BBVA ARG consolidated			Chg%		Proforma (1) 3Q19
In millions $	3Q19	2Q19	3Q18	QoQ	YoY
Interest income	27,077	23,018	12,547	17.6%	115.8%	25,006
Interest expense	(11,466)	(9,982)	(5,736)	14.9%	99.9%	(10,157)
Net interest income	15,611	13,036	6,811	19.8%	129.2%	14,849
Commission income	4,702	4,367	3,749	7.7%	25.4%	4,699
Commission expenses	(3,138)	(2,423)	(1,991)	29.5%	57.6%	(3,074)
Net commission income	1,564	1,944	1,758	(19.5%)	(11.0%)	1,625
Net income/(loss) from measurement of financial instruments at fair value through profit or loss	1,432	2,115	323	(32.3%)	343.3%	1,225
Net loss from write-down of assets at amortized cost	3	(36)	13	108.3%	(76.9%)	4
Foreign exchange and gold gains	3,403	1,322	1,624	157.4%	109.5%	3,414
Other operating income	1,123	4,390	1,004	(74.4%)	11.9%	1,131
Loan loss allowances	(1,851)	(1,865)	(1,033)	(0.8%)	79.2%	(1,822)
Net operating income	21,285	20,906	10,500	1.8%	102.7%	20,426
Personnel benefits	(3,649)	(3,242)	(2,504)	12.6%	45.7%	(3,581)
Administrative expenses	(3,455)	(2,421)	(1,826)	42.7%	89.2%	(3,364)
Depreciation and amortization	(423)	(394)	(220)	7.4%	92.3%	(418)
Other operating expenses	(3,218)	(6,074)	(1,636)	(47.0%)	96.7%	(2,987)
Operating income	10,540	8,775	4,314	20.1%	144.3%	10,076
Income from associates	(7)	312	(135)	(102.2%)	(94.8%)	323
Income before income tax	10,533	9,087	4,179	15.9%	152.0%	10,399
Income tax	576	(2,306)	(1,132)	125.0%	150.9%	337
Net Income for the period	11,109	6,781	3,047	63.8%	264.6%	10,736
Income for the period attributable to:
Owners of the parent	10,736	6,781	3,008	58.3%	256.9%	10,740
Non-controlling interests	373	—	39	n.m	856.4%	(4)
Other comprehensive income	(3,425)	27	(153)	n.m	n.m	(3,420)

(1)	Excludes consolidation with PSA, Rombo and VWFS as of July 1st 2019.

Ratios

Quarterly annualized ratios	BBVA ARG consolidated			Chg%
	3Q19	2Q19	3Q18	QoQ	YoY
Profitability
Efficiency ratio	35.9%	34.2%	44.8%	177 pbs	(889) pbs
ROAA	11.0%	7.0%	4.1%	408 pbs	698 pbs
ROAE	81.2%	58.4%	35.2%	2,284 pbs	4,604 pbs
Liquidity
Total liquid assets/ Total deposits	61.7%	60.7%	52.0%	103 pbs	972 pbs
Capital
Capital ratio	17.1%	16.7%	14.1%	42 pbs	302 pbs
TIER 1 Ratio (Ordinary Capital Level 1 / Risk Weighted Aassets)	16.4%	16.0%	12.9%	43 pbs	354 pbs
Solvency
Allowances for loan losses as % of total financing	3.5%	3.0%	2.2%	48 pbs	129 pbs
Irregular loan portfolio/Total financing	3.3%	2.7%	1.0%	65 pbs	232 pbs
Allowances for loan losses / Irregular loan portfolio	105.1%	112.9%	220.6%	(779) pbs	(11,548) pbs

Annualized accumulated ratios	BBVA ARG consolidated			Chg%
	3Q19	2Q19	3Q18	QoQ	YoY
Profitability
Efficiency ratio	35.6%	35.4%	47.1%	20.9 pbs	(1,144) pbs
ROAA	8.0%	6.6%	3.3%	141 pbs	473 pbs
ROAE	63.2%	59.1%	26.9%	410 pbs	3,629 pbs
Liquidity
Total liquid assets/ Total deposits	61.7%	60.7%	52.0%	103 pbs	972 pbs
Capital
Capital ratio	17.1%	16.7%	14.1%	42 pbs	302 pbs
TIER 1 Ratio (Ordinary Capital Level 1 / Risk Weighted Aassets)	16.4%	16.0%	12.9%	43 pbs	354 pbs
Solvency
Allowances for loan losses as % of total financing	3.5%	3.0%	2.2%	48 pbs	129 pbs
Irregular loan portfolio/Total financing	3.3%	2.7%	1.0%	65 pbs	232 pbs
Allowances for loan losses / Irregular loan portfolio	105.1%	112.9%	220.6%	(779) pbs	(11,548) pbs

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: November 7, 2019	By:	/s/ Ernesto Gallardo Jimenez
Name: Ernesto Gallardo Jimenez
Title: Chief Financial Officer